Exhibit 99.1

Algonquin Power & Utilities Corp. announces closing of Georgia Natural Gas Distribution Acquisition

OAKVILLE, ON, April 1, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) announced today that a subsidiary of APUC has closed the acquisition of assets of the regulated natural gas distribution utility serving Columbus and Gainesville, Georgia from Atmos Energy Corporation. The acquisition was originally announced in August 2012 and final regulatory approvals were received in February 2013.

Consideration for the utility asset purchase was approximately U.S. $140.7 million representing a multiple of net regulatory assets of 1.1x, plus working capital and closing adjustments.

Funding of the acquisition is within APUC’s targeted 50% equity, 50% debt consolidated capital structure. A portion of the equity was funded through proceeds of $29.3 million from a previously announced private placement of 3.96 million shares issued to Emera Incorporated which closed on March 26, 2013.

The regulated natural gas distribution utilities provide natural gas service to approximately 64,000 customers in Georgia.

“Consistent with our objective of growing to more than one million customers in the US regulated utility sector by 2017, we are very pleased to have successfully closed the acquisition of this natural gas distribution utility in Georgia”, commented Ian Robertson, Chief Executive Officer of APUC. “We are excited at expanding our utility footprint to the State of Georgia which we view as a supportive regulatory environment and one where we will continue to seek further opportunities for growth.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 465,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 17:01e 01-APR-13